

October 1, 2012

<u>Via E-mail</u>

Charles J. Scimeca
Chief Executive Officer
Technology Applications International Corporation
1001 Brickell Bay Drive, Suite 1716
Miami, FL 33131

> **Re: Technology Applications International Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 4, 2012**
> **File No. 333-183683**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 22, 2012**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed August 20, 2012**
> **File No. 000-53878**

Dear Mr. Scimeca:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1</u>

<u>General</u>

1. Please revise your disclosure throughout the registration statement to clearly state the securities that are being offered by the company. Currently, it is often unclear in your disclosure which shares are being offered by the company and which are being offered by

the shareholders. For example, we note your disclosure on page six that the company is registering a total of 19,478,000 shares of common stock. However, it appears that the company is actually offering three million units, which each include one share of common stock and one common stock purchase warrant. Further, we notice throughout the prospectus that you refer to the "shares" being registered for sale by the company. Because the shares and common stock purchase warrants are all part of the units, the disclosure should instead refer to the units being offered by the company, unless there is a particular reason to refer to the common stock or common stock purchase warrants separately, and should differentiate between those offered by the company and those offered by the selling shareholders. Please comprehensively revise your disclosure so that the securities being offered by you and the securities being resold by the selling shareholders is clearly presented.

Registration Statement Cover Page

Calculation of Registration Fee

2. Please revise the registration fee table to separately list each security that is being registered. In particular, while you have registered the common stock underlying the warrants that are included in the units, you have not separately registered the "S-1 Warrants." In addition, it is unclear if you are registering the resale of the "Class A Warrants" held by the selling shareholders, or if you are only registering the resale of the common stock underlying the Class A Warrants. In the event that you are registering the resale of the Class A warrants, you must also register the primary offering by the company of the 1,030,000 shares of common stock underlying the Class A warrants to cover the potential exercise of the Class A Warrants by the public stockholders. Please revise your disclosure in the fee table and elsewhere in the prospectus to clarify.

Prospectus Cover Page

3. Please limit the cover page to one page. See Item 501(b) of Regulation S-K.

4. Please include the date of filing in the "Subject to Completion" heading.

5. Please revise the heading to clearly indicate the securities that are being registered. For example, we note that you have not included the Units in the heading. Further, please note that it is not necessary to put the price of each security in the heading, and eliminating this disclosure may help present the securities that are being registered more clearly for investors. In this regard, we note that you have already provided the fixed price of $1.00 and the exercise price of the warrants in the text of the cover page. Please consider revising the heading simply to provide the total value of the offering, and the total number of securities being registered by the company and the total number being registered by the selling shareholders.

6. We note that the last sentence of the third paragraph says that the units include "3,000,000 warrants issuable upon exercise of the S-1 warrants" (emphasis added). It appears that this should say that it includes 3,000,000 shares of common stock issuable upon exercise of the S-1 warrants.

7. We note your statement in the second paragraph that of the 1,030,000 common shares issuable upon exercise of the Class A Warrants that are being registered for resale by the selling shareholders, you will receive $1,030,000 in the event of a cash exercise of these warrants. It does not appear that you should include this as proceeds from the current offering by the company. The Class A Warrants were issued by you in a private placement and are being resold by the selling shareholders. Please advise or revise accordingly.

8. We note that you have included both the sale of the common stock and the cash exercise of the warrants in the table showing the proceeds to you and the selling shareholders. Given that the warrants and the common stock are part of the unit, and the warrants will only be exercised if the holder of the units chooses to do so, this table should show only the proceeds that will be received from the sale of the units. Please revise your disclosure accordingly.

9. We note your disclosure that "[t]he Company will not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission for review has been cleared of comment and is effective." Please revise to state that you may not sell the securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. See Item 501(b)(10) of Regulation S-K.

Prospectus Summary, page 4

General

10. Please ensure that your summary is balanced. Please disclose at the outset that you are a development stage company, that you have recorded minimal revenue, that you had net losses of 397,120 for the six months ended June 30, 2012 and that you expect your losses to continue, and that your audit firm has issued a going concern opinion.

11. Please clearly disclose that after the offering, 87.2% of the common stock outstanding will be held by your CEO and CFO, Charles J. Scimeca.

General Information about the Company, page 4

12. We note your statement that the company invests in emerging growth startup companies and brings marketing and organizational expertise to such companies. Please advise whether the primary business of your company is to invest in startup companies, or if it is

instead the marketing and sale of environmental management solutions and skin care products. Please revise your disclosure to clarify.

13. Please clarify in your disclosure on page five to explain how the electron beam particle accelerator unit relates to the treatment of wastewater. Please include similar disclosure in the description of NueEarth's products on page 32, and elaborate more specifically on the nature and function of the products you plan to develop.

Jumpstart Our Business Startups Act, page 7

14. Please revise your disclosure to clearly state that Section 107(b)(2) provides that an emerging growth company may opt out of the extended transition period for complying with new or revised accounting standards. Your current disclosure suggests that a company could opt out of being an emerging growth company entirely.

Summary Financial Information, page 8

15. Please revise your table to also include balance sheet information as of June 30, 2012.

Risk Factors, page 9

Because the Company auditors have issued a going concern opinion . . ., page 9

16. Please revise your disclosure to clarify what you mean that the "financial statements do not include any adjustments that might result from the uncertainty about its ability to continue in business."

The officers and directors of the Company, currently devote approximately 30-40 hours per week . . ., page 9

17. Please revise to clarify that you have only two officers, and each of the officers also serve as a director.

The loss of the services of the current officers and directors . . ., page 11

18. We note the disclosure that each of the officers and directors has "extensive experience in the financial, equities trading and software industries." This does not appear consistent with the biographies provided on page 42. Please reconcile your disclosure accordingly.

If the water we sell became contaminated . . ., page 13

19. Based on the disclosure in your prospectus, it does not appear that you sell water. Please advise and revise accordingly.

20. The second and third paragraphs in this risk factor are duplicative of the prior risk factors. Please delete these paragraphs.

The Company relies upon third-party suppliers . . ., page 14

21. Please revise this risk factor to reflect the current state of your business. In particular, it appears that your skin care business involves distributing cosmetics that were created by Regenetech, Inc. If this risk factor is referring to the fact that Regenetech manufactures the cosmetics that you distribute, please specifically state this fact. Please also advise whether you have developed and manufactured skin products separately from those developed by Regenetech. As currently drafted, the disclosure suggests that you developed the product and contracted with multiple outside manufactures to produce the product. Please advise and revise accordingly. Please also add a risk factor addressing your dependence on Regenetech.

The Company's products may require clinical trials . . ., page 15

22. Please clarify the specific products that you are referring to in this risk factor.

The company officers and directors will continue to exercise significant control . . . , page 18

23. Please revise this risk factor to clearly state that 88.6% of the common stock outstanding will be held by Charles J. Scimeca. We also note that on page 45 you state that Mr. Scimeca will own 87.2% of the common stock outstanding after the offering. Please reconcile your disclosure.

Use of Proceeds, page 19

24. We note your statement in footnote two that you will have to seek additional funding to repay the offering expenses and implement your growth strategy. Please clarify what you mean by this footnote and how it relates to the table showing your use of the proceeds of the offering. Please also reconcile this with your statement on page 30 that your 12-month budget will be "completely funded by the $3,000,000" you intend to raise in the offering.

25. We note your disclosure on page 20 that you plan to acquire $945,500 worth of Renuell Cosmetic Cream for your inventory. Please clarify whether you will purchase this cream from your subsidiary, or whether you are manufacturing this cream, or some alternate arrangement. It is not clear from this disclosure, and from disclosure elsewhere in the prospectus, whether Renuell cosmetic products are your products or are products developed by third parties that you help to distribute. Please revise your disclosure to clarify.

Selling Shareholders, page 23

26. Please disclose how the selling shareholders acquired the securities they may offer and sell pursuant to the registration statement. Please describe the transactions in which the shares offered for resale were acquired, including the dates, the number of shares purchased in each transaction, and the purchase price, if any. We note your disclosure on page 24 referencing a private placement of 1,030,000 units, but we do not see additional disclosure about any of the other transactions in which the selling shareholders acquired the securities. Further we note the disclosure in the first sentence of the last paragraph on page 24 stating that the table is for "the private placement offering completed on June 30, 2012," but this description does not appear accurate.

27. It is unclear why you have included the disclosure on page 24 entitled "Limitations on Resale." Please provide additional information to put this disclosure in context.

28. Please disclose that the selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with any sales covered by the registration statement. You should modify this disclosure to the extent any of the selling shareholders are underwriters.

29. We note your statement that none of the selling shareholders or beneficial owners has had a material relationship with the company other than as a shareholder at any time within the past three years. However, we note that the company has entered into transactions with certain of the shareholders. For example, we note the disclosure on page five that the shares issued to D&E Global Management, Inc. and International Consulting and Equity Group, Inc. were for cancellation of debt owed "for services rendered." Please advise and revise your disclosure accordingly, including stating the types of services provided by these shareholders and any other shareholders, as applicable.

Plan of Distribution, page 26

30. Please revise the disclosure regarding Rule 144 to reflect the current version of the Rule. For example, certain securities may be resold after six months, subject to certain limitations and requirements. In addition, non-affiliate holders may resell without limitation after one year. These are just examples. Please also revise your related disclosure on page 46 as necessary.

Procedures and Requirements for Subscription, page 28

31. Please file a form of the subscription agreement that you will use in this offering as an exhibit to the registration statement.

Description of the Business, page 29

Corporate History, page 29

32. We note your disclosure regarding the potential use of loans from directors. Please revise your disclosure to describe whether your directors have made any commitments in this regard and, if so, how they were memorialized.

Products, page 31

33. Please revise your disclosure in this section to specifically explain whether Renuell is developing its own line of cosmetics, or instead, whether it is distributing cosmetics developed by Regenetech. Please also revise your disclosure under "Manufacturing and Raw Material – Renuell Int'l, Inc." to provide similar clarification.

34. Please disclose the material terms of your Distribution Agreement with Regenetech. Further, we note your statement that you filed the Distribution Agreement as an exhibit to your Form 10-K filed on April 16, 2012. However, we are unable to locate this exhibit. Please file the Distribution Agreement with the next amendment to your registration statement.

35. We note your disclosure that Regenetech and Renuell are the only cosmetic companies to be endorsed by the "Space Foundation and N.A.S.A." Please explain specifically what it means to be endorsed by these organizations, including whether each of these organizations has officially recognized your product and/or the stated benefits of your product. Please also explain what the Space Foundation is.

36. Please explain what it means that the cosmetics are created in "a rotable perfused time varying electromagnetic force bioreactor," including how this enhances the product, if at all.

Customers, page 32

NueEarth, Inc., page 32

37. Please specify that the customers listed are potential customers.

Domestic Water Supply Crisis, page 32

Growing Need for Affordable Regulatory Compliance, page 33

38. Please explain the SDWA. It is unclear from your disclosure what this means.

Manufacturing and Raw Materials, page 33

NueEarth, Inc., page 34

39. Please specify the raw materials that are used by NueEarth, Inc.

Inventory, page 34

40. We note your statement that you estimate that you can sell the products in inventory within three to four months. Please disclose the amount that you sold in the prior three months so that investors have some context for this statement and can understand your past sales history.

Competition, page 35

41. We note your list of competitors, including Johnson and Johnson and General Electric. Given that you are still a development stage company, please justify your statement that you compete with the companies that are listed or delete this disclosure.

Market for Common Equity and Related Stockholder Matters, page 37

42. We note your statement that you intend to apply to have your common stock quoted on the OTCBB. It is our understanding that OTCBB is not an issuer listing service, that only market makers can apply to quote securities on the OTCBB, and that issuers may contact an authorized OTCBB market maker for sponsorship of a security on the OTCBB. Please remove statements indicating that you will apply for quotation and instead clarify whether you will contact a market maker for sponsorship.

Management's Discussion and Analysis, page 39

General

43. Please elaborate on your plans to develop each of your businesses. Include a discussion of the specific steps that you intend to take or milestone that you must reach for each businesses to become fully operational and generate revenues. Where possible, provide your anticipated timeframe for each step or milestone, or describe the contingencies that impact your ability to meet or anticipate a particular timeframe.

44. Please revise MD&A to also include a discussion of your results of operations for the interim period ended June 30, 2012 as compared to the comparative interim period. Your discussion should quantify the underlying factors you attribute to changes in general and administrative expenses between periods.

Liquidity and Capital Resources, page 40

45. Please revise your liquidity section to update your discussion as of June 30, 2012,
    including addressing material changes in operating, investing and financing cash flows
    for the six months ended June 30, 2012 as compared to the six months ended June 30,
    2011. Please also discuss significant fluctuations in working capital items, such as the
    reason for the material cash outflow for inventory in the current period. In regard to the
    recent acquisition of inventory, please disclose what it includes, if it has a limited shelf
    life/expiration date, and who you acquired it from, including if they are a related party.

Going Concern, page 40

46. Given that your auditor expressed substantial doubt about your ability to continue as a
    going concern in their audit report for the year ended December 31, 2011, please provide
    a more detailed discussion of how you intend to finance your operations through fiscal
    year 2012, as required by Section 607.02 of the SEC Codification of Financial Reporting
    Policies. Your disclosure should include a discussion of your current ability to obtain
    debt or equity financing, or to obtain additional advances from stockholders, given the
    lack of cash flows from operations, and should also address the potential risks and
    consequences if you are unable to obtain any additional financing.

Directors, Executive Officers, Promoters and Control Persons, page 42

47. Please revise the description of the business experience for John Stickler so that it covers
    his principal occupations and employment during the past five years. See Item 401(e) of
    Regulation S-K.

Executive Compensation, page 43

48. We note that the table reports the salary for Mr. Scimeca for the year ended 12/31/2012.
    Please advise if this should be 12/31/2011. Further, we note that the total salary reported
    for Mr. Scimeca is $120,000, but his total compensation for the year is $80,000. Please
    advise and revise as necessary.

49. Please identify the items included in "All Other Compensation" for Mr. Stickler. See
    Item 402(o)(7) of Regulation S-K.

Compensation of Directors, page 45

50. Provide the information required for the fiscal year ended December 31, 2011, as
    required by Item 402(r)(1) of Regulation S-K, as applicable.

51. Please explain what it means that Mr. Stickler will be compensated as a "consultant."
    Please clarify whether he is also being compensated as a director.

Transactions with Related Persons, Promoters and Certain Control Persons, page 46

52. Please disclose that Mr. Scimeca is the Chief Executive Officer of Coast to Coast Equity Group, Inc. Please make similar disclosure in the Use of Proceeds section, where you disclose that offering proceeds will be used to repay certain amounts to Coast to Coast. Please also include the information required by Item 404(a)(5) for the loan. See Item 404(d) of Regulation S-K.

53. We note the disclosure in Note 8 to the financial statements relating to rental of a recreational vehicle from an affiliate of the company. Please provide the disclosure required by Item 404(d) of Regulation S-K for this transaction.

Available Information, page 47

54. As currently drafted, your disclosure suggests that Forms 10-K, 10-Q and 8-K are all filed under Section 14 of the Exchange Act. Please revise your disclosure to clarify that such reports are filed pursuant to Section 13(a) or 15(d) of the Exchange Act.

Consolidated Financial Statements, page F-1

General

55. Please disclose whether the revenue you generated is from a major customer as provided in FASB ASC 280-10-50-42.

Consent

56. We note the current consent from your auditor indicates that they consent to "the incorporation by reference in this Registration Statement on Form S-1" of their report "which appears in the Annual Report on Form 10-K for the year ended December 31, 2011". Please have your auditor revise their consent to clarify that they consent to the inclusion of their report in the current registration statement.

Indemnification, page II-1

57. Provide the disclosure regarding indemnification provisions of any statute, charter or bylaw provision, contract or other arrangement covering any controlling persons, directors or officers of the company that is required by Item 702 of Regulation S-K. The information you have included on page II-1 is similar to the undertaking required by Item 512(h) of Regulation S-K, which appears under Item 17.

Undertakings, page II-3

58. Please include the undertakings in Item 512(a)(6) of Regulation S-K.

Signatures

59. Please have your principal executive officer, principal financial officer and principal
    accounting officer sign the registration statement in his individual capacity. See
    Instruction 1 to Signatures on Form S-1.

Exhibit 5.1

60. Please note, the legal opinion provided by counsel must address the legality of each of the
    securities being registered, including each component of the units being issued, as well as
    the units themselves. As drafted, the opinion appears only to address (1) the "Purchased
    Shares," which are defined to include 1,030,000 shares issued on June 30, 2012; (2)
    "Warrant Shares," which is not a defined term in the opinion, and (3) the Units to be sold
    under the Form S-1. It does not appear that the legality of any of the other ordinary
    shares being registered, or the legality of the warrants underlying the Units, have been
    opined upon. Please have counsel revise the opinion to address the legality of each of the
    securities being registered on the Form S-1. See Staff Legal Bulletin No. 19 (Oct. 14,
    2011).

Form 10-K for the Fiscal Year Ended December 31, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

61. Please comply with the above comments in your future Exchange Act reports.

62. We note that the cover page of each of your Exchange Act reports states that the
    requirement that you have submitted electronically and posted on your website the
    Interactive Data Files required to be submitted and posted pursuant to Rule 403 of
    Regulation S-T is "Not Applicable." Please note that the XBRL requirements were
    applicable to smaller reporting companies beginning with the company's first fiscal
    period ending after June 15, 2011. Please correct your disclosure in future filings.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at 202-551-3865, or Anne McConnell, Staff Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. You may contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me, at 202-551-3675 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Andrew Coldicutt, Esq. (*via E-mail*)
        Law Office of Andrew Coldicutt